                      SECURITIES AND EXCHANGE COMMISSION         AMENDMENT NO. 1
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. 1)(1)

                                 Medirisk, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  584794 10 9
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                                (CUSIP Number)

                              Barret C. O'Donnell
                                 P.O. Box 7395
                            Princeton, NJ 08543-7395
                                 (908) 996-7714
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 29, 1998
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)


                             (Page 1 of 5 Pages)



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        (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 584794 10 9                  13D



  1      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Barrett C. O'Donnell

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [ ]

  3      SEC USE ONLY

  4      SOURCE OF FUNDS*
         PF

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                            [ ]

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF        7    SOLE VOTING POWER        421,000
 SHARES
BENEFICIALLY     8    SHARED VOTING POWER      0
OWNED BY
EACH
REPORTING        9    SOLE DISPOSITIVE POWER
PERSON WITH           421,000

                10    SHARED DISPOSITIVE POWER
                      0

     11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
          421,000

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
          EXCLUDES CERTAIN SHARES*

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.69%

     14   TYPE OF REPORTING PERSON*
          IN


                                             Page 2 of 5 Pages
                                             Schedule 13D
                                             Barrett C. O'Donnell

                                 MEDIRISK, INC.
                             (CUSIP NO. 584794 10 9)

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Medirisk, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Two Piedmont Center, Suite 400, 3565 Piedmont Road, N.E., Atlanta, GA 30305-1502.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This statement is filed with respect to Barrett C. O'Donnell.

     (b) Mr. O'Donnell's business address is P.O. Box 7395, Princeton, New Jersey, 08543-7395.

     (c) Mr. O'Donnell is an individual investor who is employed as Chairman and President with O'Donnell Davis, Inc., with the principal business address of P.O. Box 7395, Princeton, New Jersey, 08543-7395 and who is also employed as Chairman and Chief Executive Officer of Simione Central Holdings, Inc. with a business address of 6600 Powers Ferry Road, Atlanta, Georgia 30339.

     (d) Mr. O'Donnell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. O'Donnell has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

     (f) Mr. O'Donnell is a United States Citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. O'Donnell acquired the shares of Common Stock with personal funds in the aggregate amount of $1,972,510.82.

ITEM 4.   PURPOSE OF TRANSACTION

     Mr. O'Donnell acquired the shares of Common Stock for personal investment purposes. Mr. O'Donnell reserves the right, either directly or through businesses he is affiliated with, to acquire additional securities of the Issuer, to dispose such securities at any time or to formulate other purposes, plans or purposes regarding the Issuer or any of its securities. Mr. O'Donnell does not presently have any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. O'Donnell currently beneficially owns 421,000 shares of the Issuer's Common Stock, representing 5.69% percent of the currently outstanding shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by Mr. O'Donnell is based upon 7,403,643 shares currently outstanding, as set forth in the Issuer's Form 10K for the period ended March 31, 1999.


                                Page 3 of 5 pages

     (b) Mr. O'Donnell has sole voting power and sole dispositive power with respect to all 421,000 shares of Common Stock.

     (c)The following table details the transactions by Mr. O'Donnell in shares of Common Stock within the 60 day period prior to this filing. All such transactions were open market transactions.

PURCHASES:

                    OPENING
Position
MEDIRISK                 Shares          Date          Price
                         10,000       3/29/99           3.63
                         15,000       3/29/99           3.63
                         20,000       3/29/99           3.75
                          2,500       3/29/99           3.63
                          1,000       3/29/99           3.69
                          1,000       3/29/99           3.75
                      --------------------------------------
                         50,000

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     None.


                              Page 4 of 5 Pages
                              Schedule 13D
                              Barrett C. O'Donnell

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    April 7, 1999
                                    (Date)


                                    /s/ Barrett C. O'Donnell
                                    (Signature)


                                    Barrett C. O'Donnell
                                    (Name)


                               Page 5 of 5 Pages